Form 12b-25. - NOTIFICATION OF LATE FILING

                                   Form 12b-25


     SEC  File  Number  0-16886
     CUSIP  Number:  816618  10  2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  (Check One):

[XX]  Form  10-K and Form 10-KSB     [    ] Form 11-K     [    ] Form 20-F     [
]  Form  10-Q  and  Form  10-QSB     [    ]  Form  N-SAR

For  Period  Ended:     December  31,  2001



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.
                                                    -------------




PART  1-REGISTRANT  INFORMATION
-------------------------------


Semele  Group  Inc.
-------------------
Full  Name  of  Registrant

N/A
---
Former  Name,  if  Applicable

200  Nyala  Farms
-----------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Westport,  Connecticut  06880
-----------------------------
City,  State  and  Zip


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Form  12b-25
Page  Two



PART  II-Rules  12b-25  (b)  AND  (c)
-------------------------------------


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART  III-NARRATIVE
-------------------


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Semele Group Inc. (the "Company") is unable to timely file its financial statements in Form 10-K for the fiscal year ended December 31, 2001 (the calendar day time limit described under rule 12b-25 under the Securities
Exchange Act of 1934, as amended.) The Company is still gathering information which is necessary for the filing. The Company anticipates being able to compile such information and provide it to the independent auditors so as to permit filing of the From 10-K on or before the 15th calendar day following the Company's original prescribed due date for the Form 10K.



PART  IV-OTHER  INFORMATION
---------------------------


(1) Name and telephone number of person to contact in regard to this notification.

     Michael  J.  Butterfield     617     854-5846
     ------------------------     ---     --------
          (Name)     (Area  Code)     (Telephone  Number)


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Form  12b-25
Page  Three



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If  the  answer  is  no,  identify  report(s).
          [X]  Yes     [   ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
          [X]  Yes     [   ]  No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.



     SEMELE  GROUP  INC.
     -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April  1,  2002          By:/s/  Michael  J.  Butterfield
       ---------------             -----------------------------
                                   Chief  Financial  Officer
                                   (Duly  Authorized  Officer)

                            ATTACHMENT TO FORM 12b-25



Part  IV-Other  Information
---------------------------

Significant changes in the statement of operations for 2001 as compared to 2000 are summarized below:

- Four consolidated affiliates of the Company created MILPI Holdings, LLC ("MILPI") on December 12, 2000 for the purpose of acquiring PLM International, Inc. and subsidiaries ("PLM"). PLM is an equipment management company and operates in one business segment, the leasing of transportation equipment and the creation of equipment-leasing solutions for domestic and international customers. On February 7, 2001, MILPI Acquisition Corp. ("MAC"), a wholly-owned subsidiary of MILPI, closed on a Tender Offer to purchase up to 100% of the outstanding shares of PLM for a cash price of up to $27.0 million. MAC acquired approximately 83% of the common shares outstanding of PLM through the Tender Offer for a cash price of approximately $21.8 million, resulting in goodwill of approximately $5.8 million. During 2001, the Company recognized an estimated $5 million in pre-tax income from operations related to PLM.

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company evaluates long-lived assets for impairment whenever events or circumstances indicate that the carrying bases of such assets may not be recoverable. During the year ended December 31, 2001, the Company recorded a pre-tax write-down of equipment and real estate held for development and sale totaling approximately $13.6 million. The write-down represented an impairment in the carrying value of the Company's indirect interest in a Boeing 767-300ER aircraft and its interests in 274 acres of undeveloped land north of Malibu, California called Rancho Malibu. The majority of the pre-tax charge was allocated to the minority interest shareholders.